December 5, 2006

VIA EDGAR

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Frontier Fund (the “Trust”)
Item 4.02 Form 8-K
Filed November 17, 2006
File No. 0-51274

Dear Ms. Van Doorn:

This letter is being sent to you to supplement our response letter dated November 28, 2006 (the “Response Letter”) addressing the comments you raised in your letter dated November 20, 2006 (the “Comment Letter”), addressed to Richard E. Bornhoft, the President and Chief Executive Officer of Equinox Fund Management, LLC, the managing owner of the Trust (the “Managing Owner”). Please see our further response to the first comment set forth in the Comment Letter.

Form 8-K filed November 17, 2006

1.	Please tell us when you plan to file your amended Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006.

Further Response:

Although we stated in the Response Letter that the Trust anticipated filing amendments on Form 10-Q/A (collectively, the “Forms 10-Q/A”) to amend the Trust’s quarterly reports on Form 10-Q for each of the quarters ended March 31, 2006 and June 30, 2006 today, Tuesday, December 5, 2006, the completion of the restated financial statements and the review of the Forms 10-Q/A by the Trust’s independent accountants are taking longer than originally anticipated. Consequently, the Trust will not be able to file the Forms 10-Q/A today. Rather, the Trust plans to file the Forms 10-Q/A as soon as we complete the restated financial statements, and the independent accountants complete their review thereof, which the Trust currently anticipates should be on or about December 22, 2006.

Notwithstanding the foregoing, our response to the second comment set forth in the Comment Letter remains unchanged from the response set forth in the Response Letter.

In light of the foregoing, we trust that no further response to the Comment Letter is required at this time.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

•	the Trust is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

The Frontier Fund

(Registrant)

By:	/s/ S. Brent Bales
S. Brent Bales Chief Financial Officer of Equinox Fund Management, LLC, the Managing Owner of The Frontier Fund